Exhibit 99.1

Kingsoft Cloud Announces Changes to Board of Directors Embedding its ESG, Gender Diversity and Inclusiveness Initiatives

BEIJING, China, April 14, 2022 – Kingsoft Cloud Holdings Limited (“we,” “Kingsoft Cloud” or the “Company”) (NASDAQ: KC), a leading independent cloud service provider in China, today announced the appointment of Ms. Qu Jingyuan as an independent director of its board of directors (the “Board”), effective immediately, based on the recommendations of the nominating and corporate governance committee of the Board. The Board also appointed Ms. Qu as a member of the audit committee, the compensation committee, and the nominating and corporate governance committee, effective immediately. Ms. Qu will replace Mr. Niu Kuiguang who has resigned from his position as a member of the Board and the relevant committees effective immediately.

The Company warmly welcomes Ms. Qu Jingyuan to the Board as its first female director, which represents an important step forward for its greater Environmental, Social, and Governance (ESG) practices, gender diversity and workplace inclusiveness. We expect Ms. Qu to bring her experience and expertise to support the Company’s long-term growth while facilitating a more inclusive and diverse working environment, helping the Company continue its relentless efforts to improve ESG governance through Board oversight. The Board would also like to express its sincere gratitude to Mr. Niu Kuiguang for his valuable contributions to the Company during his tenure.

Ms. Qu Jingyuan has been the founding partner of Dajishi (Beijing) Technology Co., Ltd. since September 2019. Prior to that, she worked at Matrix Partners China as a director from 2015 to 2017 and a capital market consultant from 2017 to 2021. Between 2007 and 2015, she was the chief financial officer and a director at Baofeng Group Co., Ltd. She served as the manager of financial department and the financial director between 2000 and 2006 at Beijing Kingsoft Software Co., Ltd. Since February 2017, she has served as an independent non-executive director of Kingsoft Office (SSE STAR Market: 688111), a public company listed on the Shanghai Stock Exchange. Ms. Qu received her bachelor’s degree in accounting from Shandong Technology and Business University and the degree of EMBA from China Europe International Business School.

Kingsoft Cloud attaches great importance to its ESG responsibilities, where diversity and inclusiveness are important priorities for the Company. The Company always strives to embed such values in its daily business operations and makes it an imperative to attract, retain and develop diverse talent to spur innovation, drive growth and sustain its competitive advantage in the cloud service industry.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Business Outlook, and quotations from management in this announcement, as well as Kingsoft Cloud’s strategic and operational plans, contain forward-looking statements. Kingsoft Cloud may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including but not limited to statements about Kingsoft Cloud’s beliefs and expectations, are forward-looking statements. Forward- looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Kingsoft Cloud’s goals and strategies; Kingsoft Cloud’s future business development, results of operations and financial condition; relevant government policies and regulations relating to Kingsoft Cloud’s business and industry; the expected growth of the cloud service market in China; the expectation regarding the rate at which to gain customers, especially Premium Customers; Kingsoft Cloud’s ability to monetize the customer base; fluctuations in general economic and business conditions in China; the impact of the COVID-19 to Kingsoft Cloud’s business operations and the economy in China and elsewhere generally; China’s political or social conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Kingsoft Cloud’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Kingsoft Cloud does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Kingsoft Cloud Holdings Limited

Kingsoft Cloud Holdings Limited (NASDAQ: KC) is a leading independent cloud service provider in China. Kingsoft Cloud has built a comprehensive and reliable cloud platform consisting of extensive cloud infrastructure, cutting-edge cloud products and well-architected industry-specific solutions across public cloud and enterprise cloud.

For more information, please visit: http://ir.ksyun.com.

For investor and media inquiries, please contact:

Kingsoft Cloud Holdings Limited

Nicole Shan

Tel: +86 (10) 6292-7777 Ext. 6300

Email: ksc-ir@kingsoft.com

Christensen In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: lbergkamp@christensenir.com

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